SG Cowen Funds, Inc.
Securities Act File No.033-18505
Investment Company Act File No. 811-5388

Gentlemen:

     You have requested that, as counsel to SG Cowen Funds, Inc., (the "Fund"), I render an opinion in connection with the filing by the Fund of a notice required by Rule 24f-2 under the Investment Company Act of 1940 (the "Notice") for the Fund's fiscal year ended November 30, 1998. The Notice states that, during the fiscal year ended November 30, 1998 the Fund had net sales of $-0- worth of its shares of common stock, $.01 par value per share (the "Shares"). The Notice also states that the aggregate public offering price of share sold was $34,153,536 (including $20,782,500 worth of shares issued upon automatic reinvestment of dividends), and an aggregate of $61,471,848 worth of shares were redeemed during the fiscal year. As stated in the Notice, all of the Shares were sold in reliance upon registration under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940.

     I have examined the Fund's Articles of Incorporation, its By-Laws, resolutions adopted by its Board of Directors, and other records and documents that I have deemed necessary for the purpose of this opinion. I have also examined certain other documents, papers, statutes and authorities as I have deemed necesssary to form a basis for this opinion hereinafter expressed.

     On the basis of the foregoing, and assuming that all of the Shares were sold in accordance with the terms of the Fund's Prospectus in effect at the time of sale, I am of the onion that the Shares were legally issued, fully paid and non-assessable by the Fund.

                                         Very truly yours,

                                         /s/Rodd M. Baxter
                                         Rodd M. Baxter

                                         SG Cowen Asset Management
                                         Financial Square
                                         New York, New York 10005